Mail Stop 4561

June 26, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
**   Response Letter Dated June 25, 2007**
**   File No. 333-141522**

Dear Mr. Saxena:

        We have reviewed your response letter and supplemental information dated June 25, 2007 and have the following comments regarding the financial statements and related matters.

Stock-Based Compensation, page F-11

1.   We note your response to prior comment 6 of our letter dated June 21, 2007 where you indicate that Revolution Partners sought companies that were as closely comparable as possible to the Company based on a range of factors and chose companies in Netezza's space whose revenue growth rates most closely approximated the Company's revenue growth rates. We further note in your response to comment 6 in your letter dated June 13, 2007; the comparable companies selected included companies with less than $500 million in annual revenue. Please revise the filing to include a more detailed discussion of the factors considered in selecting these companies. For example in your response letter dated June 13, 2007 you indicate that you selected comparable companies with revenue growth rates of 20-30% (versus the Company's 49%) and $500 million or less in revenues (versus the Company's $79.6 million in revenues). In addition, we note that two of the eight companies used in your analysis had revenues far in excess of the $500 million parameter disclosed in your prior response (i.e., Network Appliances - $2 billion and EMC - $9.6 billion). Please tell us the criteria used in including these companies in your analysis. Furthermore, given the greater weight applied to the valuation of comparable companies, revise your disclosure to clarify that no adjustments were made to the initial valuation in order to achieve comparability.

2.   We note your response to prior comment 9 in our letter dated June 21, 2007 and your proposed revised disclosures with regards to the Company's reassessment of the fair value of your common stock in February 2007 from $6.70 (as originally determined based on a contemporaneous valuation performed by Revolution Partners) to $8.00 per share (as determined based on a retrospective valuation in June 2007). Please expand your disclosures to include an enhanced discussion of <u>how</u> the Company considered your strong financial performance in the fourth quarter of fiscal 2007, the financial outlook for

fiscal 2008 and the prospects for an IPO in your revaluation in revaluing your common stock. Also, tell us if the Company placed more emphasis on the discounted cash flow analysis in the February revaluation then they had in previous valuations.

3. We further note that although the Board of Directors concluded that the fair value of the common stock as of February 2008 should be reassessed, they also believed that the fair market value determinations made by the Board of Directors in fiscal 2007 were reasonable and did not need to be adjusted. Please explain further why the Company believes that the fair values as determined for the November 2006 and December 2006 stock issuances did not need to be reassessed. In addition, we note your discussion beginning on page 6 of your response letter where you provide the factors that the Company believes contributed to the significant increase in the fair value of the Company's stock from $4.50 in November 2006 to $8.00 in February 2007. Your response states that the Company-provided projections used in the Revolution Partners valuation analysis in February 2007 ($109.5 - $145 million) were significantly better than the Company-provided projections sued in the November 2006 analysis ($105.2 - $135.5 million). The projections provided in your response appear only marginally different and therefore, it is not clear why such assumptions would be a significant factor in your reconciliation of the increase in fair market value of the Company's stock between these two valuation dates. Please explain and further clarify if the February projections as indicated in your response were those used in your initial valuation or if they were the revised projections used in your retrospective valuation. In addition, revise your disclosures to include a more enhanced discussion of the factors that contributed to the increase in the fair value from November 2006 to February 2007 (as revised).

You may contact Megan Akst at 202-551-3407 or Kathleen Collins, Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via facsimile: 617-526-5000
        Patrick J. Rondeau, Esq.
        Wendell C. Taylor, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP